

September 20, 2024

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs Bank Europe SE
SBSE-A/A Summary of changes:

In order to assist with the review process of Goldman Sachs Bank Europe SE Form SBSE-A/A, please see below for the summary of changes made on September 20, 2024:

- Added Title update for Michael Holmes under Schedule A
- Removed Thomas Degn-Petersen from Principal/Director under Schedule A
- Added Jonathan Bury as Principal/Director under Schedule A

Sincerely,

Goldman Sachs Bank Europe SE